PART I

Item 1 - Financial Statements

The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.


Item 2 - Management's Discussion and Analysis of Financial
Condition and
       Results of Operations

Results of Operations.

During the second quarter of 1996, the Company completed a major step in its expansion into the financial services industry. It acquired One Insurance Agency, Inc. and One Investment Corporation from its affiliated company First Indiana Bank. The acquisition included the licensed agents and brokers of the companies and the existing portfolios of insurance and investment products offered for sale. These two companies formed the nucleus of Somerset s Financial Services Division.

Somerset also entered into an agreement with First Indiana Bank for Somerset to provide non-FDIC-insured investment and insurance products and investment counseling services for customers of the Bank. Under the terms of the agreement, the Bank agreed to exclusively refer customers for these products to Somerset.

Net income for the quarter amounted to $715,000, or $.34 per share, compared to $1,376,000, or $.66 per share, including a non-recurring gain from the sale of assets in the same quarter of last year. The gain resulted from the sale of the Company s construction operations and amounted to $1,293,000 before income taxes, and $782,000, or $.37 per share, after income taxes. Excluding this non-recurring gain, the 1996 second quarter earnings represented a 20% increase over the 1995 adjusted earnings of $594,000, or $.28 per share. For the six months ended June 30, 1996, net income was $1,353,000, or $.64 per share, compared to $2,361,000, or $1.13 per share, during the first half of 1995. The 1995 earnings include the operating result of the construction operations from January 1, 1995 to their sales in the second quarter, as well as the after tax gain on the sale of assets of $782,000. During most of the first half of 1996, the Company did not have any operations to replace the sales and income generated by these operations in prior years.

Equity income from First Indiana Corporation for the quarter was lower than last year primarily as a result of First Indiana s increase in the loan loss provision for the 1996 quarter compared to 1995. For a discussion of the Results of Operations of First Indiana Corporation please refer to their Form 10-Q filed with the Securities and Exchange Commission under File Number 0-14354.

Operating expenses during the quarter and for the six months were significantly lower than last year as the Company downsized all operations following the sale of the construction divisions late in the second quarter of 1995. Cash provided by the sales of the construction assets was used in early 1996 to retire all outstanding debt, and therefore the Company did not have any interest expense during the second quarter of 1996.

The insurance and brokerage operations recently acquired did not produce material sales and income for the Company during the quarter. Commissions and fees income amounted to $210,000 for the quarter. Management does expect future results of these acquisitions to grow, as operations will be expanded by additions to the products and services portfolios and entry into non-traditional bank markets.
                                     8